SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2004

                           B.V.R. SYSTEMS (1998) LTD.
                              (Name of Registrant)


           16 HA'MELACHA STREET PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]     Form 40-F       [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    [ ]     No     [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------



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                           B.V.R. SYSTEMS (1998) LTD.

         The tender offer (the "Offer") for the ordinary shares (the "Shares") of B.V.R. Systems (1998) Ltd. (the "Company") expired on December 30, 2003. In connection with the Offer, Chun Holdings Ltd. ("Chun Holdings"), the bidder in the Offer, filed a tender offer statement on Schedule TO, and amendments thereto, and the Company filed a solicitation / recommendation statement on
Schedule 14D-9, and an amendment thereto (collectively, including the exhibits thereto, the "Offer Documents").

         As a result of the Offer, Chun Holdings acquired approximately 67% of the outstanding Shares. Following that acquisition, the Company has resolved to maintain its status as a reporting company under the Securities Exchange Act of 1934, and accordingly has filed a request to withdraw the certification on Form 15 which the Company had filed on October 9, 2003 (the "Form 15"). The Company is furnishing this report to address the period since the filing of the Form 15, as required by Rule 12g-4(b).

         The Company hereby certifies that from the time that it furnished its last Report on Form 6-K on September 3, 2003, through December 31, 2003, except for the information set forth in the Offer Documents, there has been no information that the Company:

      o  made or was required to make public pursuant to the law of Israel;

      o  filed or was required to file with any stock exchange; or

      o  distributed or was required to distribute to the holders of its Shares.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          B.V.R. SYSTEMS (1998)
                                          (Registrant)


                                          By:/s/Aviv Tzidon
                                             ---------------------------
                                             Aviv Tzidon
                                             Chairman of the Board of Directors


                                          By:/s/Ilan Gillies
                                             ---------------------------
                                             Ilan Gillies
                                             Chief Executive Officer




Date: January 5, 2004